Exhibit 12

Springleaf Finance Corporation and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Successor Company			Predecessor Company
(dollars in thousands)	One Month Ended December 31, 2010	Eleven Months Ended November 30, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007	Year Ended December 31, 2006
Earnings: Income (loss) before (benefit from) provision for income taxes	$1,468,649	$ (244,540)	$ (888,647)	$ (924,693)	$ 106,512	$ 662,656
Interest expense	117,676	978,364	1,050,164	1,209,920	1,205,610	1,125,415
Implicit interest in rents	1,207	13,751	19,287	26,592	21,339	20,152
Total earnings	$1,587,532	$ 747,575	$ 180,804	$ 311,819	$1,333,461	$1,808,223
Fixed charges: Interest expense	$ 117,676	$ 978,364	$1,050,164	$1,209,920	$1,205,610	$1,125,415
Implicit interest in rents	1,207	13,751	19,287	26,592	21,339	20,152
Total fixed charges	$ 118,883	$ 992,115	$1,069,451	$1,236,512	$1,226,949	$1,145,567
Ratio of earnings to fixed charges*	13.35	0.75	0.17	0.25	1.09	1.58

*

Earnings were inadequate to cover total fixed charges by $244.5 million during the eleven months ended November 30, 2010, $888.6 million in 2009, and $924.7 million in 2008.

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